UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Ruth’s Hospitality Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

783332109

(CUSIP Number)

August 28, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:

Ricardo Davidovich, Esq.
Haynes and Boone, LLP

30 Rockefeller Plaza
26th Floor

New York, NY 10112
(212) 835-4837

CUSIP No. 783332109
1. Names of Reporting Persons. North Peak Capital Management, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,967,218
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,967,218
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,967,218
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 5.6% (1)
12. Type of Reporting Person (See Instructions) OO, IA

(1)	Based upon 34,923,439 shares of common stock, par value $0.01 per share, of the issuer outstanding as of July 31, 2020, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2020, that was filed by the issuer with the U.S. Securities and Exchange Commission on August 6, 2020.

CUSIP No. 783332109
1. Names of Reporting Persons. North Peak Capital GP, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,967,218
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,967,218
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,967,218
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 5.6% (1)
12. Type of Reporting Person (See Instructions) OO

(1)	Based upon 34,923,439 shares of common stock, par value $0.01 per share, of the issuer outstanding as of July 31, 2020, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2020, that was filed by the issuer with the U.S. Securities and Exchange Commission on August 6, 2020.

CUSIP No. 783332109
1. Names of Reporting Persons. North Peak Capital Partners, LP
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 236,478
7. Sole Dispositive Power 0
8. Shared Dispositive Power 236,478
9. Aggregate Amount Beneficially Owned by Each Reporting Person 236,478
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 0.7% (1)
12. Type of Reporting Person (See Instructions) PN

(1)	Based upon 34,923,439 shares of common stock, par value $0.01 per share, of the issuer outstanding as of July 31, 2020, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2020, that was filed by the issuer with the U.S. Securities and Exchange Commission on August 6, 2020.

CUSIP No. 783332109
1. Names of Reporting Persons. North Peak Capital Partners II, LP
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,730,740
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,730,740
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,730,740
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 5.0% (1)
12. Type of Reporting Person (See Instructions) PN

(1)	Based upon 34,923,439 shares of common stock, par value $0.01 per share, of the issuer outstanding as of July 31, 2020, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2020, that was filed by the issuer with the U.S. Securities and Exchange Commission on August 6, 2020.

CUSIP No. 783332109
1. Names of Reporting Persons. Michael Kevin Kahan
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,967,218
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,967,218
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,967,218
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 5.6% (1)
12. Type of Reporting Person (See Instructions) IN, HC

(1)	Based upon 34,923,439 shares of common stock, par value $0.01 per share, of the issuer outstanding as of July 31, 2020, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2020, that was filed by the issuer with the U.S. Securities and Exchange Commission on August 6, 2020.

CUSIP No. 783332109
1. Names of Reporting Persons. Jeremy Steven Kahan
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,967,218
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,967,218
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,967,218
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 5.6% (1)
12. Type of Reporting Person (See Instructions) IN, HC

(1)	Based upon 34,923,439 shares of common stock, par value $0.01 per share, of the issuer outstanding as of July 31, 2020, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2020, that was filed by the issuer with the U.S. Securities and Exchange Commission on August 6, 2020.

Item 1.

(a)	Name of Issuer

Ruth’s Hospitality Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices

1030 W. Canton Avenue, Suite 100,

Winter Park, FL 32789

Item 2.

(a)	Name of Person Filing

This statement is jointly filed by and on behalf of each of North Peak Capital Management, LLC, a Delaware limited liability company (“North Peak Management”), North Peak Capital GP, LLC, a Delaware limited liability company (“North Peak GP”), North Peak Capital Partners, LP, a Delaware limited partnership (“Fund I”), North Peak Capital Partners II, LP, a Delaware limited partnership (“Fund II”), Jeremy Kahan and Michael Kahan (collectively referred herein as “Reporting Persons”). North Peak Management is the investment manager of, and may be deemed to indirectly beneficially own securities owned by, each of Fund I and Fund II. North Peak GP is the general partner of, and may be deemed to indirectly beneficially own securities owned by each of Fund I and Fund II. Messrs. Kahan are the co-managers of, and each may be deemed to beneficially own securities beneficially owned by, each of North Peak Management and North Peak GP. Fund I disclaims beneficial ownership of the shares held by Fund II. Fund II disclaims beneficial ownership of the shares held by Fund I.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of each of the Reporting Persons is c/o North Peak Capital Management, LLC, 155 East 44th Street, 5th Floor, New York, NY 10017.

(c)	Citizenship

See Item 4 on the cover page(s) hereto.

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share.

(e)	CUSIP Number

783332109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	A broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	A bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______________

Item 4.	Ownership

(a)	Amount beneficially owned: See Item 9 on the cover page(s) hereto.

(b)	Percent of class: See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

Item 5.	Ownership of 5% or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5% on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 4, 2020	North Peak Capital Management, LLC

	By:	/s/ Jeremy Kahan
	Name:	Jeremy Kahan
	Title:	Managing Member

North Peak Capital gp, LLC

	By:	/s/ Jeremy Kahan
	Name:	Jeremy Kahan
	Title:	Manager

NORTH PEAK CAPITAL PARTNERS, LP

	By:	North Peak Capital GP, LLC
	Its:	General Partner

	By:	/s/ Jeremy Kahan
	Name:	Jeremy Kahan
	Title:	Manager

NORTH PEAK CAPITAL PARTNERS II, LP

	By:	North Peak Capital GP, LLC
	Its:	General Partner

	By:	/s/ Jeremy Kahan
	Name:	Jeremy Kahan
	Title:	Manager

JEREMY KAHAN

/s/ Jeremy Kahan

MICHAEL KAHAN

/s/ Michael Kahan

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (filed herewith).